Exhibit 99.1

Indonesia Energy Corporation Reports Rig Mobilization Complete for K-29 Well, the First of Two Planned Wells at Kruh Block in 2026

JAKARTA, INDONESIA AND DANVILLE, CA, Tuesday, May 26, 2026 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced that rig mobilization is complete on the K-29 well, the first of two planned wells during 2026 at its 64,000 acre Kruh Block. The rig has been successfully set up at the wellsite and centered on the hole. Pictures and videos can be viewed on the IEC website: https://ir.indo-energy.com

Indonesia’s oil industry has recently faced significant operational challenges, including flooding due to anomalous weather and diesel fuel shortages related to the conflict in the Middle East. These conditions, combined with increased competition for qualified and fully certified rig personnel, have contributed to delays across the sector.

Despite these challenges, IEC has successfully advanced preparations for drilling operations during 2026. IEC is currently estimating the following near term drilling timeline for the K-29 well:

1.	Installation and rig setup completed — early June 2026

2.	Rig-up and crew readiness completed — mid-June 2026
3.	Function testing completed — mid to late June 2026
4.	Government inspection completed — late June 2026
5.	Spud date (start of drilling) — late June 2026

Following completion of the K-29 well, IEC plans to commence drilling activities at the WK-5 as part of a Kruh Block drilling program.

This drilling campaign comes at a favorable time for IEC as global oil prices have strengthened amid ongoing geopolitical tensions in the Middle East.

Mr. Frank Ingriselli, IEC’s President, commented “We are very pleased with our operational team’s ability to successfully navigate the unexpected logistical and industry-wide challenges affecting Indonesia and global markets. We remain focused on executing our drilling program efficiently and will continue to keep the market informed as we move through this important operational phase. We believe our Indonesia assets, combined with the current oil price environment, position IEC well to advance our strategy of maximizing investment returns and enhancing shareholder value.”

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “explore,” “could,” “estimates,” “seek,” “believes,” “hopes,” “understand,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” “aim,” “goal,” “may” and similar conditional expressions related to the future are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release, other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without limitation those related to the timing for, and results of, 2026 and other drilling activities at its Kruh Block as well as the price of oil, which changes daily and could lower over time. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 29, 2026, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:
Frank C. Ingriselli
President, Indonesia Energy Corporation Limited
Frank.Ingriselli@Indo-Energy.com